UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 3, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

Synacor, Inc.

File No. 333-178049 and 1-33843 - CF#34280

Synacor, Inc. submitted an application under Rule 406 and Rule 24b-2 requesting an extension of prior grants of confidential treatment for information they excluded from the Exhibits to a Form S-1 filed on November 18, 2011 and multiple 34 Act reports filed between November 14, 2013 and November 17, 2015.

Based on representations by Synacor, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.12	S-1	November 18, 2011	through September 30, 2019
10.2.1	10-Q	November 14, 2013	through September 30, 2019
10.2.2	10-Q	November 14, 2013	through September 30, 2019
10.2.3	10-Q	November 14, 2013	through September 30, 2019
10.2.5	10-Q	November 14, 2013	through September 30, 2019
10.12.8	10-K	March 12, 2015	through September 30, 2019
10.12.9	10-K	March 12, 2015	through September 30, 2019
10.2	10-Q	November 17, 2015	through September 30, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary